[Letterhead of Tutor Perini Corporation]

December 5, 2012

Submitted by electronic transmission

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Tutor Perini Corporation
 Form 10-K for the fiscal year ended December 31, 2011
 Filed March 2, 2012
 Form 10-Q for the quarterly period ended June 30, 2012
 Filed August 7, 2012
 File No. 1-6314

Dear Mr. Cash:

This letter is in response to your letter dated December 4, 2012, providing further comments on our previous response letters dated October 11, 2012, and September 4, 2012. We have set forth below the comments contained in your December 4, 2012 letter followed by our responses.

Comment:

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

1. We have reviewed your response to our prior comment one. While we note it is currently not practicable for you to obtain information regarding the gross favorable and unfavorable adjustments to your contract estimates, we continue to believe that your MD&A should more fully address how changes in your contracts, including changes in estimates and changes in scope, impact your results. Therefore, please ensure future annual and quarterly filings include a more specific and comprehensive discussion of the underlying nature of changes in your contracts and include quantified information where available.

Response:

The Company will ensure future annual and quarterly filings include a more specific and comprehensive discussion of the underlying nature of changes in our contracts and include quantified information where available.

Please feel free to contact me at 818-362-8391 if you have any questions.

Sincerely,

/s/ Michael J. Kershaw
Michael J. Kershaw
Executive Vice President and Chief Financial Officer